SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 3, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

ALLSTREAM, INUKSHUK INTERNET AND NR COMMUNICATIONS
LAUNCH NEW BROADBAND WIRELESS ACCESS NETWORK IN RICHMOND, BRITISH COLUMBIA

Unique and innovative commercial offerings from Fido and Allstream deliver high speed, ease-of-use and wireless Internet portability

Richmond, British Columbia, March 4, 2004 - A new choice for high speed Internet access emerged today in British Columbia, as the new venture recently created by Allstream Inc., Inukshuk Internet Inc., a wholly-owned subsidiary of Microcell Telecommunications Inc., and NR Communications, LLC launched its first Multipoint Communications Systems (MCS) network in Richmond, a suburb of Vancouver. The three companies joined forces last November with the aim of using advanced wireless technology to offer integrated high-speed Internet, IP-based voice and local networking services to selected markets across Canada.

With the deployment of this new network, two new service offerings are being simultaneously launched today: one from Microcell Solutions Inc. under its Fido® brand, and one from Allstream. Microcell and Allstream will provide competitive high speed Internet services using broadband wireless access (BWA) technology, to consumers and businesses in Richmond. Microcell is launching iFido™, a residential wireless high speed Internet service; and Allstream is introducing a bundled wireless high speed service for small office and teleworking applications, as well as for enterprise customers with remote branch locations.

Inukshuk, as the spectrum licensee, operates the MCS network providing wholesale BWA services. The new network operates across 60 MHz of Inukshuk's licensed MCS spectrum, thereby offering customers the security, reliability and predictability of wireless systems that are able to use exclusively licensed spectrum bands.

The commercial service uses a unique wireless IP technology platform, provided by NextNet® Wireless, a leading provider of next generation broadband wireless access solutions. NextNet's Expedience® system is a reliable and proven system that is based on non-line-of-sight technology. It delivers consistent broadband speeds across a broad coverage area.

This technology combines the simplicity of a true plug-and-play system, with reliability, portability and competitive pricing. Installation of the portable customer premise equipment (CPE) is quick and easy -- it does not require an external antenna or a service provider truck roll. The CPE can be moved as readily as a laptop computer to function almost anywhere within the Richmond network footprint. One key competitive advantage is the CPE operates up to 2.5 km away from any network base station located throughout the service area.

The Expedience system is currently deployed in 20 markets in the United States, Canada, Asia, Africa, and Central and Latin America, including the largest deployment of this system in Mexico.

"This is a very exciting day for everyone involved in the venture," said Andre Tremblay, President and CEO of Microcell Telecommunications and Inukshuk Internet. "We are delighted to be announcing our first commercial deployment in Richmond today. For Inukshuk, this represents another step towards realizing our vision of connecting Canadians through innovative broadband technologies, as well as the opportunity to extend the scope of our already rich and compelling Fido service offering."

"We are delivering on our commitment to provide Canadians with more choice," said John McLennan, Vice Chairman and Chief Executive Officer, Allstream. "The structure of the venture allows other service providers to use the technology, encouraging more competition for high speed Internet access services. There has been very strong interest in the commercial service and we expect to sign up new service partners in the near future. By combining the unique strengths and complementary assets of the three companies, we have been able to deliver a very compelling offering to consumers and businesses in a capital efficient manner."

Nick Kauser, NR Communications' CEO, added: "I have tremendous confidence in the future of this venture. The core technology allows us to integrate new applications such as Voice over IP and local networking services. We look forward to building on this strong base and delivering these exciting new services later this year. This is just the beginning."

The venture plans to expand its commercial deployment to a second Canadian site in the coming weeks, and will be finalizing its deployment plans by mid-2004 to deploy the offering nationally.

About Inukshuk Internet and Microcell

Inukshuk Internet Inc. is a wholly owned subsidiary of Microcell Telecommunications Inc. (TSX: MT), a Canadian provider of Personal Communications Services (PCS) under the Fido® brand name. Inukshuk Internet was granted licences from Industry Canada for Multipoint Communications Services (MCS) spectrum in the 2500 to 2596 MHz frequency band, to build a unique, "last mile" broadband wireless access network. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan. On November 19, 2003, Inukshuk announced that it had formed a new venture with Allstream Inc. and NR Communications to further expedite and extend MCS network deployment. In February 2004, Inukshuk started commercial deployment of its MCS network by launching service in Yellowknife, NWT, and Iqaluit, Nunavut, along with partners SSI Micro and Nunanet Worldwide Communications. For more information,visit www.inukshuk.ca, and www.microcell.ca.

Note to Microcell investors

The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form from 2002 and in other filings with securities commissions in Canada and the United States.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the Business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

About NR Communications

NR Communications, LLC is a private company that makes financial investments in telecommunications ventures and is proactively seeking investment opportunities in selected sectors that it believes are driving the evolution of the communications industry.

Fido is a registered trademark of Microcell Solutions Inc.
iFido is a trademark of Microcell Solutions Inc.
NextNet and Expedience are registered trademarks of NextNet Wireless, Inc.

For more information:

Media:
Claire Fiset
Microcell Telecommunications Inc.
514 992-1368

claire.fiset@microcell.ca

May Chong
Allstream et NR Communications
416 345-2342
may.chong@allstream.com

Investors:
Thane Fotopoulos
Microcell Telecommunications Inc.
514 937-0102, poste 8317
thane.fotopoulos@microcell.ca

Brock Robertson
Allstream
416 345-3125
brock.robertson@allstream.com

Dan Coombes
Allstream
416 345-2326
dan.coombes@allstream.com